 Exhibit 99.1

Hut 8 Mining Provides Corporate Update Following Recent Financing and Ongoing New Machine Installation Initiatives

TORONTO, June 28, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update. All dollar figures are in Canadian Dollars unless otherwise stated.

The Company anticipates expansion of current installed hashrate of approximately 1.2 Exahash ("EH") to approximately 2.5 – 3.0 EH by the end of 2021 and to approximately 6 EH by mid-2022. As a result of near-term hashrate expansion, self-mined Bitcoin held on balance sheet is expected to grow from approximately 3,806, as of June 27, 2021 to approximately 5,000 Bitcoin by the end of 2022.

"Our capital raise and concurrent listing on Nasdaq, completed on June 15, 2021, were transformative milestones for Hut 8," said Jaime Leverton, Chief Executive Officer of Hut 8. "The strength of our balance sheet and our conservative approach to capital management has set the stage for our ongoing success and ability to drive long-term shareholder value. We now have 1.2 Exahash in production and ongoing installation of new equipment puts us on a near-term trajectory to produce an additional 2 – 3 Bitcoin per day by the end of August, on top of our current production rate of 6.2 – 7.3 Bitcoin per day."

Planned Investments in 2021

Hut 8 plans to use the net proceeds from the offering completed on June 15, 2021, to fund several strategic objectives, in addition to general corporate and working capital:

●	Remaining investment into previously announced NVIDIA cryptocurrency mining processors ("CMPs") and associated Dell server infrastructure

●	Investment in remaining miner deliveries from previously announced 5,400 MicroBT unit order, via Foundry Digital

●	Remaining investment into power purchase agreement ("PPA") with Validus Power Corp. ("Validus"), as well down-payment associated build-out of associated 100 MW facility in Alberta
●	Opportunistic deals directly with mining hardware vendors.

Machine Installation Update

Hut 8 currently has 1.218 EH in production and is pleased to announce the installation and deployment of 2,400 of the 5,400 units of Whatsminer M30S Bitcoin mining machines, MicroBT's latest generation machines, purchased in January 2021.

The Company's US$30 million purchase of NVIDIA CMPs, announced on March 26, 2021, will add 1600 Gigahash to Hut 8's aggregate operating rate when fully deployed. NVIDIA has begun the shipping and assembly process of the 10,000 limited-edition CMPs. Installation is commencing onsite at Hut 8 facilities in July 2021 and is currently on track for full deployment by the end of August. The CMPs will be used to maintain the Company's commitment to efficiently mine Ethereum and settle in Bitcoin. We currently estimate a footprint of 2 – 3 MW for the total fleet and approximately $3,000 cost per mined Bitcoin.

Given current bitcoin network dynamics, these hashrate installations are expected to increase average production from 6.2 – 7.3 Bitcoin per day to 8 – 10 Bitcoin per day.

Validus PPA and 100 MW Facility Update

Hut 8 continues to collaborate closely with Validus with respect to both the previously announced PPA, as well as planning and development activities with respect to the build-out of a 100 MW facility. The PPA signed with Validus will enable Hut 8 to initially secure up to 100 MW of new power from an industrial scale energy generation project on a physical off-take basis. The PPA includes a $25 million rate paydown investment (the first $15 million milestone payment was made in April 2021), which will result in a power rate of $0.0274/kWh subject to an annual adjustment mechanism. We anticipate the initial 35 MW portion of the facility to be operational in the fourth quarter of 2022.

Bitcoin Network Difficulty Update

In order to target a new block being mined approximately every 10 minutes, network difficulty dropped approximately 5% on June 13, 2021, a modest decrease stemming from early miner shut-downs in China. Given the subsequent and ongoing exodus of miners in China, significant further reduction in network difficulty is anticipated on July 1, 2021, in the range of 18-20%. It is preliminary to conclude with respect to impact on the Company's average daily self-mined Bitcoin, but the anticipated reduction in network difficulty will favourably impact Hut 8's existing mining operations.

Management and the Board of Directors of Hut 8 reiterate the favourable geopolitical environment afforded the Company, being based entirely in Canada.

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on the Nasdaq Global Select Market. Hut 8's team of business-building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

SOURCE Hut 8 Mining Corp

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 28-JUN-21